SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: January 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X           Form 40-F
                                 ---                   ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes              No X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------------------.

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This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart") dated January 28, 2004, announcing that WorldHeart submitted an application to the U.S. Food and Drug Administration (FDA) on January 26th, 2004 to commence a Pivotal Study under the existing Investigational Device Exemption (IDE) for use of Novacor (R) LVAS for Destination Therapy.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

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News Release

For Immediate Release

          WORLDHEART SUBMITS REQUEST FOR NOVACOR(R) LVAS PIVOTAL TRIAL
                            FOR DESTINATION THERAPY


OTTAWA, ON - January 28, 2004 (OTCBB: WHTOF, TSX: WHT) -World Heart Corporation (WorldHeart) announced today that it submitted an application to the U.S. Food and Drug Administration (FDA) on January 26th , 2004 to commence a Pivotal Study under the existing Investigational Device Exemption (IDE) for use of Novacor (R) LVAS for Destination Therapy (the "Trial"). A response from the FDA is anticipated approximately 30 days from the date of submission.

Novacor LVAS has Category B status under the existing IDE that permits reimbursement by the Centers for Medicare and Medicaid Services (CMS) for implants within the Trial, subject to approval of WorldHeart's Pivotal Study Design and Protocol by the FDA.

If approved by the FDA, the Trial will evaluate Novacor LVAS for Destination Therapy use by patients suffering from irreversible left ventricular failure who are not candidates for transplantation. Recipients will be randomized to receive Novacor LVAS or HeartMate(R) XVE LVAS as treatment. The objective of the Trial is to demonstrate that use of Novacor LVAS is superior to optimal medical therapy by demonstrating equivalence to HeartMate XVE LVAS, which has been evaluated and approved for such use.

Mr. Rod Bryden, President and Chief Executive Officer of WorldHeart commented:
"More than 1,500 patients have received Novacor LVAS mainly as a bridge to transplantation. There have been no patient deaths attributed to the failure of the Novacor LVAS. Its record for long-term reliability and durability, and the ability to accurately monitor device wear, permitting predictable and elective replacement, suggests that Novacor LVAS is well suited for Destination Therapy use. Novacor LVAS is already approved for Destination Therapy use in Europe." "With long waits for donor hearts worldwide, 136 primarily bridge to transplantation patients have been supported by Novacor LVAS for more than one year. Among these recipients 35 have been supported for more than two years, 14 for more than three years, three for more than four years, and one, a Destination Therapy patient in Italy, will celebrate his sixth anniversary of Novacor LVAS support on February 14, 2004. This record suggests that enrollment in the Trial, when approved by the FDA, may proceed expeditiously", Bryden said.


About Novacor LVAS
------------------
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's Pre-market Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.



About World Heart Corporation
-----------------------------
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


For more information, please contact:
Dani Kennedy
Corporate Communications
World Heart Corporation
(613) 226-4278 or (510) 563-4995
communications@worldheart.com

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          World Heart Corporation


     Date:  January 29, 2004              By: /s/ Mark Goudie
                                             -----------------------------------
                                             Name:  Mark Goudie
                                             Title: Chief Financial Officer